02 DEC 10 AM 9:16

HBOS plc

The Mound
EDINBURGH
EH1 1YZ

2nd December 2002

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

02060910

SUPPL

Exemption

Dear Sirs, Halifax Group

I enclose documents either sent to shareholders or made available to the public during the period 1st September to 30th September 2002.

Announcements made to the London Stock Exchange:-

01.11.02	Rule 8 Disclosure under the City Code on Takeovers and Mergers. 839 shares in P & O Princess Cruises sold at £4.74 per share. Total owned or controlled 9,459,823 (1.37%)
01.11.02	HBOS plc has major interest in Berkeley Berry Birch plc. 2,027,028 shares acquired. Total holding following notification 4,249,249 (4.87%)
05.11.02	Director Shareholding. 234 share disposed - 1695 Trustees Limited on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.
06.11.02	HBOS plc has major interest in Bellway plc. Total holding following notification 4,261,453.
06.11.02	Director Shareholding. 197 shares disposed of at 742.89p per share and 261 shares disposed of at 739.26p per share - 1695 Trustees Limited on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,830,842.
07.11.02	Additional Listing - Application made to UKLA & LSE for block listing of 261,951 ordinary shares under the Bank of Scotland SAYE Scheme.
07.11.02	Section 198/199 Holding. HBOS & subsidiaries notified British Beiotech plc of disclosable interests in shares.
07.11.02	Director Shareholding. 141 shares disposed of at 752.50p per share - 1695 Trustees Limited on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,830,701.
08.11.02	Director Shareholding. 266 shares transferred in terms of the Rules of the BOS Profit Sharing Stock Ownership Scheme to the beneficiary of a member of staff who died.
08.11.02	Halifax Price Index - October 2002
08.11.02	Directorate Change - Peter Burt, Deputy Chairman of HBOS, will retire from the Group with effect from 6th January 2003.
11.11.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 6,500 shares in Logica PLC bought at £1.5613 per share. Total owned or controlled 12,278,920 (2.75%).
12.11.02	1,422,597 shares purchased by HBOS plc Employee Trust Limited under Halifax Group Long Term Executive Bonus Scheme & the HBOS Long Term Executive Plan.
12.11.02	Notification of HBOS major interest in Chaucer Holdings. Total holding following notification 8,500,001.
19.11.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 41,686 shares sold at £5.1159 and 446 shares sold at £5.1225 in P & O Princess Cruises. Total owned or controlled 9,417,691 (1.36%).
19.11.02	Notification of HBOS major interest in Chaucer Holdings. Total holding following notification 11,500,001.

dlw 1/9

19.11.02	51,109 shares purchased by HBOS plc Employee Trust Limited under the Halifax Group Lond Term Executive Bonus Scheme & the HBOS Long Term Executive Plan.
19.11.02	93 Shares disposed of on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,830,342 (0.21%)
20.11.02	1,200,000 shares purchased by HBOS plc Employee Trust Limited under Halifax Group Long Term Executive Bonus Scheme & the HBOS Long Term Executive Plan.
21.11.02	3,076,294 shares purchased by HBOS Employee Trust Limited under Halifax Group Long Term Executive Bonus Scheme & HBOS Long Term Executive Plan.
21.11.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 267,746 shares sold at £1.5375 in Logica plc. Total owned or controlled 12,011,174 (2.69%).
21.11.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 874,136 shares sold at £1.5481 and 1,300,000 shares sold at £1.5455 in Logica plc. Total owned or controlled 9,837,038 (2.20%).
21.11.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 400,000 shares in Thistle Hotels plc bought at £1.265 per share. Total owned or controlled 13,306,749 (2.76%).
22.11.02	Rule 8 Disclosure Under the city Code on Takeovers and Mergers. 850 shares in Lociga plc sold at £1.5475 per share. Total owned or controlled 9,836,188 (2.20%).
22.11.02	HBOS plc notification of major interest in Northgate PLC. Total holding following notification 3,077,177 (5.06%)
22.11.02	HBOS plc notification of major interest in Brit Insurance Holdings PLC. Total holding following notification 74,772,938.
25.11.02	With effect from today Dennis Stevenson's son ceases to be a connected person having attained the age of 18.
25.11.02	HBOS plc & its subsidiaries have a material interest in 20,847,283 shares of HMV Group representing 5.08% of the issued ordinary share capital.
27.11.02	HBOS application to UKLA for £500,000,000 5.75% undated subordinated step-up Notes to be admitted to the Official List.
27.11.02	HBOS notification of major interest in Kiln PLC. Total holding following notification 22,252,901 (10.91%)
27.11.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 27,925 shares in Logica PLC sold at £1.6375 per share. Total owned or controlled 9,808,263 (2.19%)

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	75,148 Shares registered on 01.11.02
4 Form 88(2)'s – Return of Allotment of	183,841 Shares registered on 08.11.02
2 Form 88(2)'s – Return of Allotment of	33,264 Shares registered on 13.11.02
3 Form 88(2)'s – Return of Allotment of	86,977 Shares registered on 14.11.02
1 Form 88(2)'s – Return of Allotment of	3,000 Shares registered on 15.11.02
1 Form 88(2)'s – Return of Allotment of	1,833 Shares registered on 20.11.02
1 Form 88(2)'s – Return of Allotment of	11,935 Shares registered on 25.11.02
1 Form 88(2)'s – Return of Allotment of	4,780 Shares registered on 27.11.02
4 Form 88(2)'s – Return of Allotment of	117,279 Shares registered on 28.11.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

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02 DEC 10 AM 9:16

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Company	Berkeley Berry Birch PLC
TIDM	BBB
Headline	Holding(s) in Company
Released	13:10 1 Nov 2002
Number	2541D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Berkeley Berry Birch plc	**2.** Name of shareholder having a major interest HBOS plc and its subsidiaries
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. Beneficial	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them Chase Nominees Limited

5. Number of shares/amount of stock acquired 2,027,028	**6.** Percentage of issued class 2.32%	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class

9. Class of security Ordinary 10p shares	**10.** Date of transaction 25 October 2002	**11.** Date company informed 29 October 2002

12. Total holding following this notification 4,249,249	**13.** Total percentage holding of issued class following this notification 4.87%

14. Any additional information Shares acquired under a placing of 27,027,028 new ordinary shares at 74p each	**15.** Name of contact and telephone numbers for queries Niall Devins (020 7776 1596)

16. Name and signature of authorised company official responsible for making this notification	
Date of notification : 1 November 2002	

END

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02 DEC 10 AM 9:15

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:42 1 Nov 2002
Number	2457D

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 01/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/10/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	839	£4.74

3. Resultant total of the same class owned or controlled (and percentage of class)

9,459,823	1.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Donna Franks

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:38 5 Nov 2002
Number	3587D

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 234

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 726.63p

13) Date of transaction: 4th November 2002

14) Date company informed: 4th November 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,831,300 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

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Company	Bellway PLC
TIDM	BWY
Headline	Holding(s) in Company
Released	16:11 6 Nov 2002
Number	4536D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bellway plc

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd a/c CMIG2304	1,394,264
Chase Nominees Ltd a/c CMIG2314	451,001
Chase Nominees Ltd a/c CMIG 2340	243,000
Pershing Keen Nominees	1,000
Pershing Keen Nominees	1,000
St James's Place UK plc	200,000
CMI UK Equity Fund	90,302
CMI UK Tracker Fund	3,186
Chase Nominees Ltd	1,877,700
	4,261,453

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary 12.5p

10) Date of transaction

Not disclosed

11) Date company informed

6th November 2002
12) Total holding following this notification

4,261,453

13) Total percentage holding of issued class following this notification

3.87%

14) Any additional information

Not applicable

15. Name of contact and telephone number for queries

Kevin Wrightson - 0191 217 0717

16) Name and signature of authorised company official responsible for making this notification
Kevin Wrightson Date of notification **6th November 2002**

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:55 6 Nov 2002
Number	4681D

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (a) 197 (b) 261

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) 742.89p (b) 739.26p

13) Date of transaction: 5th November 2002

14) Date company informed: 5th November 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,830,842 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:01 7 Nov 2002
Number	4802D

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 261,951 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	British Biotech PLC
TIDM	BBG
Headline	Holding(s) in Company
Released	11:55 7 Nov 2002
Number	4944D

7 November 2002
Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of a disclosable interest in the Company's shares as follows:

Name	HBOS plc and its subsidiaries (registered holder: St James's Place UK plc)
No. of shares	20,500,000 (representing 3.07%)
Date of transaction	6 November, 2002

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	13:53 7 Nov 2002
Number	5002D

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 141

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 752.50p

13) Date of transaction: 6th November 2002

14) Date company informed: 6th November 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,830,701 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:35 8 Nov 2002
Number	5567D

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 266

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 7th November 2002

14) Date company informed: 7th November 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,830,435 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index Oct 2002
Released	07:00 8 Nov 2002
Number	5291D

Halifax House Price Index

National Index	**OCTOBER 2002**

For release 07.00 FRIDAY 8TH NOVEMBER 2002

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **396.1**	**Monthly Change 4.7%**	**Annual Change 30.6%**

Standardised Average Price (seasonally adjusted) **£122,377**

Key Points

- UK house prices rose by 4.7% in October (seasonally adjusted), the biggest recorded monthly increase.
- Statistical considerations are important. The fall in house prices last year following 11th September is estimated to be responsible for nearly two-thirds (4 percentage points) of the increase in the annual rate of house price inflation to 30.6% in October from 24.2% in September.
- There is clear evidence of a ripple effect within most regions as property value hunters increasingly look for better value housing outside the main hotspots. A 7.8% rise in the price paid by existing owner-occupiers moving home was largely responsible for October's increase.
- House prices are continuing to increase in the mainstream markets in London and the South East. The North, Yorkshire and the Humber and the South West, however, experienced the biggest price rises in October.

Commenting on the figures Martin Ellis, Chief Economist, said:

"Last month's record rise in prices underlines the continuing strength of the UK housing market as the low level of interest rates and falling unemployment drives up demand. Affordability remains very good too: mortgage payments represent 15% of gross earnings

for a typical new mortgage borrower, one of the lowest percentages since 1984, and significantly below the long run average of 22%. In addition, there remains a shortage of properties available for sale, which is adding to the upward pressure on prices.

Statistical considerations played a significant part in the rise in the annual growth in house prices last month. Following last year's terrorist attacks in America, house prices fell as homebuyers' confidence was temporarily undermined. The economic impact of 11th September accounted for nearly two-thirds of the 6.4 percentage points increase in the annual rate of house price inflation from 24.2% in September 2002 to 30.6% in October 2002.

A 7.8% increase in the price paid by existing owner-occupiers moving home was mainly responsible for last month's rise whilst the prices paid by first-time buyers increased by a relatively modest 1.5%. These figures also show that property value hunters are out in force across the country. Buyers are being put off buying in the most expensive areas and are increasingly looking to nearby areas for better value. This is causing prices to rise significantly in these areas, narrowing the gap between them and the most expensive areas. The rapid rise in house prices in such places as Loughton in Essex, Smethwick in the West Midlands and St Leonards-on-Sea in East Sussex over the past year are good examples of this.

Regionally, house prices are continuing to increase in the mainstream markets in London and the South East. The North, Yorkshire and the Humber and the South West, however, experienced the biggest price rises in October.

Despite the low level of interest rates, the rapid rise in house prices in southern England over the last few years is making it increasingly difficult for potential first-time buyers to get a foot on the housing ladder. Whilst we expect this development to constrain demand, the low level of mortgage payments in relation to earnings means that new borrowers are not over-stretching themselves. There appears too to be little prospect of either a substantial rise in interest rates or unemployment over the next year. House prices are therefore expected to continue increasing although at a slower pace than in recent months."

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - LOGICA PLC
Released	11:53 11 Nov 2002
Number	6110D

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/11/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
6,500		£1.5613

3. Resultant total of the same class owned or controlled (and percentage of class)

12,278,920	2.75%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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02 DEC 10 ... 5:15

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:00 12 Nov 2002
Number	6814D

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 1,422,597 shares have been purchased by HBOS plc Employee Trust Limited (the 'Trustee'). These shares were purchased on 11th November 2002 at £6.984 per share and will be used primarily to satisfy share awards under the Halifax Group plc Long Term Executive Bonus Scheme and the HBOS plc Long Term Executive Bonus Plan.

The Executive Directors are potential beneficiaries and so interested, along with other participants, in 4,457,467 shares held by the Trustee.

END

Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	15:32 12 Nov 2002
Number	6928D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd - 8,500,000
Pershing Keen Nominees - 1

5. Number of shares / amount of stock acquired

8,500,001

6. Percentage of issued class

5.50%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 25p

10. Date of transaction

8 November 2002

11. Date company informed

12 November 2002

12. Total holding following this notification

8,500,001

13. Total percentage holding of issued class following this notification

5.50%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Frances Porter, Chaucer Holdings PLC 0207 397 9746

16. Name and signature of authorised company official responsible for making this notification

Philip Osman, Company Secretary

Date of notification

12 November 2002

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:12 19 Nov 2002
Number	9830D

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/11/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	41,686	£5.1159
	446	£5.1225

3. Resultant total of the same class owned or controlled (and percentage of class)

9,417,691	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	14:54 19 Nov 2002
Number	0001E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited – 11,500,000
Pershing Keen Nominees - 1

5. Number of shares / amount of stock acquired

3,000,000

6. Percentage of issued class

1.94

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 25p

10. Date of transaction

14 November 2002

11. Date company informed

19 November 2002

12. Total holding following this notification

11,500,001

13. Total percentage holding of issued class following this notification

7.45

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Frances Porter, Chaucer Holdings PLC 0207 397 9746

16. Name and signature of authorised company official responsible for making this notification

Philip Osman, Chaucer Holdings PLC 0207 397 9777

Date of notification

19 November 2002

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:43 19 Nov 2002
Number	0160E

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 93

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 716.26p

13) Date of transaction: 19th November 2002

14) Date company informed: 19th November 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,830,342 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:51 19 Nov 2002
Number	0172E

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 51,109 shares have been purchased by HBOS plc Employee Trust Limited (the 'Trustee'). These shares were purchased on 18th November 2002 at £7.10 per share and will be used primarily to satisfy share awards under the Halifax Group plc Long Term Executive Bonus Scheme and the HBOS plc Long Term Executive Bonus Plan.

The Executive Directors are potential beneficiaries and so interested, along with other participants, in 4,508,576 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:15 20 Nov 2002
Number	0532E

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 1,200,000 shares have been purchased by HBOS plc Employee Trust Limited (the 'Trustee'). These shares were purchased on 19th November 2002 at £7.10 per share and will be used primarily to satisfy share awards under the Halifax Group plc Long Term Executive Bonus Scheme and the HBOS plc Long Term Executive Bonus Plan.

The Executive Directors are potential beneficiaries and so interested, along with other participants, in 5,708,576 shares held by the Trustee.

END

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02 DEC 10 ... 27

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:03 21 Nov 2002
Number	0940E

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 3,076,294 shares have been purchased by HBOS plc Employee Trust Limited (the 'Trustee'). These shares were purchased on 20th November 2002 at £7.0443 per share and will be used primarily to satisfy share awards under the Halifax Group plc Long Term Executive Bonus Scheme and the HBOS plc Long Term Executive Bonus Plan.

The Executive Directors are potential beneficiaries and so interested, along with other participants, in 8,784,870 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Logica plc
Released	11:48 21 Nov 2002
Number	1064E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/11/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	267,746	£1.5375

3. Resultant total of the same class owned or controlled (and percentage of class)

12,011,174	2.69%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Logica plc
Released	11:52 21 Nov 2002
Number	1067E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/11/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	874,136	£1.5481
	1,300,000	£1.5455

3. Resultant total of the same class owned or controlled (and percentage of class)

9,837,038	2.20%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels plc
Released	11:53 21 Nov 2002
Number	1071E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/11/02

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
400,000		£1.265

3. Resultant total of the same class owned or controlled (and percentage of class)

13,306,749	2.76%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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02 DEC 10

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - LOGICA PLC
Released	10:43 22 Nov 2002
Number	1587E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 22/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/11/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	850	£1.5475

3. Resultant total of the same class owned or controlled (and percentage of class)

9,836,188	2.20%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Northgate PLC
TIDM	NTG
Headline	Holding(s) in Company
Released	14:54 22 Nov 2002
Number	1785E

RNS Number:1785E
Northgate PLC
22 November 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

NORTHGATE PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS PLC AND SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

CHASE NOMINEES LTD - 2,702,228
MORGAN NOMINEES LTD - 374,949

5) Number of shares/amount of stock acquired.

NOT DISCLOSED

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

8) (N/A %) of issued Class

9) Class of security

ORDINARY

10) Date of transaction

NOT DISCLOSED

11) Date company informed

22.11.02

12) Total holding following this notification

3,077,177

13) Total percentage holding of issued class following this notification

5.06%

14) Any additional information

15) Name of contact and telephone number for queries

MR D HENDERSON
01325 467558

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...22 NOVEMBER 2002......

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	15:22 22 Nov 2002
Number	1748E

RNS Number:1748E
BRIT Insurance Holdings PLC
22 November 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25P

10) Date of transaction

N/A

11) Date company informed

22 NOVEMBER 2002

12) Total holding following this notification

74,772,938

13) Total percentage holding of issued class following this notification

10.00% (BASED ON ISSUED SHARE CAPITAL OF 747,466,314 ORDINARY SHARES OF 25P)
(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES)

14) Any additional information

15) Name of contact and telephone number for queries

MR P.J. GODDARD 020 7984 8741

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 22 NOVEMBER 2002................

Letter to: Brit Insurance Holdings Plc

Dated: 18th November 2002

Pursuant to Section 198 of the Companies Act 1985, as amended on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows.

Sedol	No of Shares	Security class	Fund	Reg
0099600	1,428,993	Ordinary 25p	100	Cha
0099600	106,528	Ordinary 25p	125	Cha
0099600	136,778	Ordinary 25p	126	Cha
0099600	372,277	Ordinary 25p	146	Cha
0099600	235,000	Ordinary 25p	161	Cha
0099600	272,000	Ordinary 25p	168	Cha
0099600	206,750	Ordinary 25p	171	Cha
0099600	185,369	Ordinary 25p	175	Cha
0099600	461,477	Ordinary 25p	183	Cha
0099600	352,615	Ordinary 25p	187	Cha
0099600	166,451	Ordinary 25p	193	Cha
0099600	176,177	Ordinary 25p	197	Cha
0099600	105,294	Ordinary 25p	198	Cha
0099600	1,136,155	Ordinary 25p	200	Cha
0099600	531,946	Ordinary 25p	201	Cha
0099600	100,062	Ordinary 25p	209	Cha
0099600	551,009	Ordinary 25p	210	Cha
0099600	547,699	Ordinary 25p	213	Cha
0099600	261,000	Ordinary 25p	214	Cha
0099600	4,000,000	Ordinary 25p	2304	Cha
0099600	13,765,508	Ordinary 25p	2314	Cha
0099600	11,427,341	Ordinary 25p	EQPEL	HSE
0099600	950,000	Ordinary 25p	EQPLE	HSE
0099600	328,333	Ordinary 25p	EQSTR	HSE
0099600	2,298,085	Ordinary 25p	HLBA	Mor
0099600	2,028,325	Ordinary 25p	HLFO	Mor
0099600	99,398	Ordinary 25p	HPBA	Mor
0099600	78,500	Ordinary 25p	HPFO	Mor
0099600	2,454,650	Ordinary 25p	HXLFE	Mor
0099600	97,524	Ordinary 25p	HXPEN	Mor
0099600	450,000	Ordinary 25p	IDUQ	Cha
0099600	350,000	Ordinary 25p	IDUKS	Cha opp
0099600	2,559,230	Ordinary 25p	SJP HIGH INCOME	Bar

				A/C
0099600	6,697,552	Ordinary 25p	SJP RF79	St
0099600	3,512,881	Ordinary 25p	SJP RF82	St
0099600	236,055	Ordinary 25p	SJP RF83	St
0099600	2,248,051	Ordinary 25p	SJP RF91	St
0099600	203,631	Ordinary 25p	SJP RF92	St
0099600	11,295	Ordinary 25p	SJP TRACKER	Bar
				A/C
0099600	12,850	Ordinary 25p	UKTRAD	CMI
0099600	13,630,149	Ordinary 25p	WPUKEQ	Cha

HBOS plc's material and non-material interest is now 74,772,938 units which is 10.02% of the shares in issue.

Letter from: Insight Investment

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:23 25 Nov 2002
Number	2477E

1) Name of Company:

HBOS plc

2) Name of Director:

Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

beneficial interest - son

4) Name of registered holder:

William Stevenson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Son

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Dennis Stevenson's interests in the shares of HBOS plc include 21,614 shares held in the name of his son William, who is a 'connected person'. With effect from today 25th November 2002, William ceases to be classed as a connected person having attained the age of 18, and consequently Dennis Stevenson ceases to have an interest in these shares.

7) Number of shares acquired: N/A

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A (see note 6)

10) Percentage of issued class: N/A (see note 6)

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A (see note 6)

13) Date of transaction: 25th November 2002

14) Date company informed: 25th November 2002

15) Total holding following this notification:

97,096 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this

notification: 0.003%

END

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Full Text Announcement

Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	16:52 25 Nov 2002
Number	2527E

Notifiable interest

HMV Group plc received notice on November 22nd 2002 that HBOS plc and its subsidiaries have a material interest in 20,487,283 shares of HMV Group plc representing 5.08% of the issued ordinary share capital.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:00 27 Nov 2002
Number	3043E

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27th November 2002

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £500,000,000 5.75 per cent. Undated Subordinated Step-up Notes

ISSUER: HBOS plc

INCORPORATED IN: Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for notice from:

HBOS plc
HBOS Treasury Services Plc
33 Old Broad Street
London EC3N 1HZ
England

Linklaters
One Silk Street
London EC2Y 8HQ
England

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service Authority,
25 The North Colonnade, London E14 5HS.

END

Company	Kiln PLC
TIDM	KIN
Headline	Holding(s) in Company
Released	10:50 27 Nov 2002
Number	3423E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Name of company**

Kiln PLC

2. **Name of shareholder having a major interest**

HBOS plc and its subsidiaries

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**

As above

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

335,637 - Chase Nominees Ltd a/c CMIG212

1,301,776 - Chase Nominees Ltd a/c CMIG2304

3,973 - Pershing Keen Nominees Ltd re AD0060

8,175,000 - HSBC Global Custody Nominees (UK) Ltd - EQPL

50,000 - Pershing Keen Nominees Ltd re PA0331

891,010 - Bank of New York Nominees a/c 683000 re SJP High Income

1,072,500 - Bank of New York Nominees a/c 683003 re SJP Recovery Unit

1,620,000 - St James's Place UK Plc re SJP RF32

865,000 - St James's Place UK Plc re SJP RF42

2,680,029 - St James's Place UK Plc re SJP RF79

1,427,016 - St James's Place UK Plc re SJP RF82

82,150 - St James's Place UK Plc re SJP RF83

891,010 - St James's Place UK Plc re SJP RF91

70,300 - St James's Place UK Plc re SJP RF92

352,500 - St James's Place International plc re SJPI RF59

2,435,000 - St James's Place International plc re SJPI RF62

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/a

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/a

9. Class of security

Ordinary 1p shares

10. Date of transaction

22nd November 2002

11. Date company informed

26th November 2002

12. Total holding following this notification

22,252,901 shares

13. Total percentage holding of issued class following this notification

10.91%

14. Any additional information

15. Name of contact and telephone number for queries

Keith Grant - 020 7886 9000

16. Name and signature of authorised company official responsible for making this notification.

Mr Keith Grant, Company Secretary

Date of notification: 27th November 2002

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Logica plc
Released	11:40 27 Nov 2002
Number	3468E

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/11/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/11/02

Dealing in (name of company) LOGICA PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	27,925	£1.6375

3. Resultant total of the same class owned or controlled (and percentage of class)

9,808,263	2.19%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Blueprint OneWorld

88(2)

Return of Allotment of Shares

02 DEC 10:27

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75,148		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.075		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST LIMITED ~~AICHALIFAX~~ (AS TRUSTEE OF THE HBOS QUALIFYING SHAREOWNERSHIP TRUST)	ORDINARY	33,717
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING SHARE OWNERSHIP TRUST)	ORDINARY	41,431
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/11/02

A director / secretary ~~/ administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

02 DEC 10 AM 9:27

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number allotted	793	981	881
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (*including any share premium*)	£1.636	£2.07864	£2.18930

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 11 / 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	837	611	264
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR ALAN HENRY GREER	Class of shares allotted: ORDINARY	Number allotted: 4,367
Address: 114 TANTALLON ROAD GLASGOW G41 3LY		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] GRANT STEWART Date 18/11/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	68,245		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.28		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 68,245
Address THE MOUND EDINBURGH		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed DEPUTY SECRETARY Date 18/4/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	82,500		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.28		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name JAMES ANDREWS CAMERON	Class of shares allotted	Number allotted
	ORDINARY	82,500
Address 80 LADBROOKE DRIVE POTTERS BAR HERTS		
UK postcode EN6 1QW		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 18/11/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	28,729		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.28		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted	Number allotted
Address THE MOUND EDINBURGH	ORDINARY	28,729
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 18/11/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

02 DEC 10 AM 9:27

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25,327		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.635		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 25,327
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 18/4/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

02 DEC 10 ... 9

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,937		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.635		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL NOMINEES LIMITED	Class of shares allotted	Number allotted
	ORDINARY	7,937
Address TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY SECRETARY Date 18/11/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16,241		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.085		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST	Class of shares allotted: ORDINARY	Number allotted: 16,241
Address THE MOUND EDINBURGH		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 18/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,012		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.085		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST	Class of shares allotted: ORDINARY	Number allotted: 9,012
Address THE MOUND EDINBURGH		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 18/11/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

02 DEC 10 09:27

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	11	2002			

Class of shares *(ordinary or preference etc)*	ORINARY		
Number allotted	61,724		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.085		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 61,724
Address THE MOUND EDINBURGH		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 18/11/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.12		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MRS ELIZABETH FARLEY	Class of shares allotted: ORDINARY	Number allotted: 3,000
Address 8 ARNOTT GARDENS EDINBURGH		
UK postcode EH14 2LB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 18/11/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

02 DEC 10:01:02

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	787	1,046	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£7.10	£7.15	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HBOL NOMINEES LIMITED	ORDINARY	1,046
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: HALIFAX NOMINEES LIMITED	ORDINARY	787
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,935		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.245		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: GEORGE GRANT GORDON	Class of shares allotted: ORDINARY	Number allotted: 11,935
Address: YETTS 92 LANARK ROAD WEST CURRIE		
UK postcode: EH14 5LA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

02 DEC 10 AM 9:27

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,677	3,103	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£6.885	£7.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	1,677
Name: HBOL NOMINEES LIMITED Address: TRINITY ROAD HALIFAX WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	3,103
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	28	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	7,576	865	5,975
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.37	£5.7879

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	28	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,301		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£5·7779		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	5,391
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULES	ORDINARY	11,326
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax Plc
Early Leaver Closure Schedule

Shares to Individual	**20th November 2002**
Mrs Jan Teresa Hall 82 Garthwaite Crescent Shenley Brook End MILTON KEYNES MK5 7AX	**180**
Mrs Chhaya Umesh Mistry 1 Baily Court Shenley Church End MILTON KEYNES MK5 6DR	**2980**
Miss Elizabeth Rebecca Parsons 42 Winsbury Way Bradley Stoke BRISTOL BS32 9BE	**314**
Mr Ian Michael Witcombe 150 Douglas Road SURBITON Surrey KT6 7SE	**144**
	3618

Halifax PLC
Early Leaver Closure Schedule

Shares to Individual **27th November 2002**

Mr Michael Gerard Bellhouse 19 Well Holme Mead LEEDS LS12 5RF	**1635**
Miss Stroma Cowan 2 Magdalen Place CARTERTON Oxon OX18 3EP	**392**
Mrs Sybil Mence 34 Grasmere Bowerhill MELKSHAM Wilts SN12 6FQ	**110**
Ms Maureen Olive Montague 21 Cloanden Place KIRKCALDY Fife KY2 5PA	**1635**
Mrs Joanne Prior 46A Peel Road Wealdstone HARROW Middx HA3 7QU	**1635**
Mrs Mita Sunderland 7 Pearse Grove Walton Park MILTON KEYNES MK7 7HD	**2301**
6 records	**7708**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6,901		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,901
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1752		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: JOHN COX Address: GINGERSTOWN, CARAGH, NAAS, CO. KILDARE IRELAND UK postcode:	ORDINARY	229
Name: JAMES McGOWAN Address: 52 CRAWFORD AVENUE, GLASNEVIN, DUBLIN 9 IRELAND UK postcode:	ORDINARY	221
Name: MAJELLA O'NEILL Address: 9 WESLEY HEIGHTS, SANDYFORD, DUNDRUM, DUBLIN 16 IRELAND UK postcode:	ORDINARY	257
Name: DAMIEN KELLY Address: 2 SEABURY DALE, MALAHIDE, CO DUBLIN IRELAND UK postcode:	ORDINARY	221

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 824
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	20th November 2002
Mrs Mary Theresa Downes 25 Brigadier Avenue ENFIELD Middx EN2 0LU	**96**
Mr Fergus Alexander Duncan 11 Craigmount View EDINBURGH EH12 8BS	**187**
Mrs Elizabeth Jane Wade 78 Whitlees Court ARDROSSAN Ayrshire KA22 7PF	**29**
	312

HBOS PLC
Early Leaver Closure Schedule

	Shares to Individual	**27th November 2002**
Mr Graham Eddie 7 Buccleuch Avenue Clarkston GLASGOW G76 7LR	**48**	
Mr Henry Hemsley 30 Highacre DORKING Surrey RH4 3BF	**93**	
Mr Kenneth John McConnachie 7 Undercraigs Drive Calside DUMFRIES DG1 4YE	**97**	
Mr Alan McMahon 60 Micklehouse Road Baillieston GLASGOW G69 6TG	**274**	
4 records	**512**	

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	11	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	91,909		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£6·795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

7

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING Address EMPLOYEE SHARE OWNERSHIP TRUST) THE MOUND EDINBURGH UK postcode EH1 1YZ	Class of shares allotted ORDINARY	Number allotted 20,640
Name HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) Address THE MOUND EDINBURGH UK postcode EH1 1YZ	Class of shares allotted ORDINARY	Number allotted 71,269
Name Address UK postcode	Class of shares allotted	Number allotted
Name Address UK postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY SECRETARY Date 2/12/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld